SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending December 31, 2003

FORM U-12 (I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.       Name and business address of person filing statement.

Warren B. Wood
Wolf Creek Nuclear Operating Corporation
P.O. Box 411
Burlington, KS 66839-0309

2.       Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

Not applicable.

3.       Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

Wolf Creek Nuclear Operating Corporation, a subsidiary of Great Plains Energy Incorporated, a registered holding company.

4.       Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

General Counsel and Secretary
Wolf Creek Nuclear Operating Corporation

In such position, the undersigned provides legal services to Wolf Creek Nuclear Operating Corporation.

5.       (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

Salary or other compensations

Name of Recipient	Received (a)	To be received (b)	Person or company from whom received or to be received

Warren B. Wood	Confidential treatment requested pursuant to Rule 104	n/a	Wolf Creek Nuclear Operating Corporation

(b) Basis for compensation if other than salary.

In addition to base salary, the undersigned participates in certain employee benefit and incentive compensation plans which are generally available to management employees.

6.       (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)     Total amount of routine expenses charged to client:  $0

(b)     Itemized list of all other expenses: n/a

The source of reimbursement was Wolf Creek Nuclear Operating Corporation.

Date: January 28, 2004

/s/Warren B. Wood
Warren B. Wood